UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.    Press release issued by ABB Ltd dated February 12, 2009.

2.    Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Solid operational results in a demanding market

•                  Record revenues, EBIT and cash from operations for the full year 2008

•                  Q4 EBIT and net income substantially lower on previously announced provisions

•                  Q4 orders down mainly on fewer large projects

•                  Cost take-out program to achieve $1.3 billion in savings by 2010

•                  Board proposes an unchanged dividend of Sfr. 0.48 per share

Zurich, Switzerland, February 12, 2009 – ABB reported solid operational results in the fourth quarter on strong revenue growth and steady cash flow, despite a difficult global market that impacted orders. Earnings before interest and taxes (EBIT) and net income in the quarter were reduced by previously-announced provisions, but full-year EBIT nevertheless reached a record $4.6 billion.

Orders decreased 19 percent in the fourth quarter (local currencies: 11 percent) to $7.2 billion, mainly the result of lower orders for large new power infrastructure projects, especially in emerging markets, and reduced investments in new industrial capacity. Orders to upgrade power grids and replace equipment continued to grow in mature markets. Demand for energy efficient technologies also increased.

Revenues rose 5 percent (local currencies: 15 percent) to $9.1 billion as the company continued to successfully execute the order backlog, which included no significant order cancellations.

EBIT in the quarter was $459 million, a decrease of 60 percent versus the same quarter a year earlier. Included in EBIT are provisions of approximately $870 million related to ongoing compliance investigations, a value-added tax (VAT) charge and restructuring-related charges. Fourth-quarter net income amounted to $213 million. Full-year net income was $3.1 billion.

Cash flow from operations was $1.4 billion in the quarter and reached a record $4 billion for the full year, while free cash flow for the full year amounted to $2.9 billion.

“Our solid revenue growth and cash flow in the quarter show the underlying operational strength of the company,” said Joe Hogan, ABB’s Chief Executive Officer. “Orders were down as customers delayed projects or cut capital expenditures. But the long-term drivers of our business – to increase energy efficiency, secure reliable power and improve industrial productivity – have not changed.

“The outlook for 2009 remains uncertain,” Hogan said. “We are taking steps now to ensure that we remain competitive, no matter how the market develops. With our leading market positions and technology, combined with a flexible global production base, we aim to come out of this downturn in a stronger competitive position and we confirm our 2011 targets.”

2008 Q4 and full-year key figures

			Change				Change
US$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	7,183	8,868	-19%	-11%	38,282	34,348	11%	7%
Order backlog (end Dec.)	23,837	22,715	5%	14%
Revenues	9,140	8,713	5%	15%	34,912	29,183	20%	16%
EBIT	459	1,145	-60%		4,552	4,023	13%
as % of revenues	5.0%	13.1%			13.0%	13.8%
Net income	213	1,753			3,118	3,757
Basic earnings per share ($)	0.09	0.76			1.36	1.66
Dividend per share (CHF)(1)					0.48	0.48
Cash flow from operations	1,395	1,469			3,958	3,054
Free cash flow					2,888	2,429
as % of net income					93%	65%
Return on capital employed					30.8%	35.3%

(1) Proposed by the Board of Directors

Dividend and share buy-back

ABB’s Board of Directors proposes an unchanged dividend for 2008 of Sfr. 0.48 per share. The Board also proposes that the dividend takes the form of a reduction in the nominal (par) value of the shares from Sfr. 2.02 to Sfr. 1.54. The proposal is subject to approval by shareholders at the company’s annual general meeting on May 5, 2009. If approved, the ex-dividend and payout date in Switzerland is expected to be at the end of July, 2009.

Given the current market uncertainty, ABB is not actively pursuing new purchases under the Sfr. 2.2-billion share buyback program announced last year. The company has so far spent approximately Sfr 650 million on the program, which has not been active since September 2008.

Compliance

As has been previously announced, ABB has disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various suspect payments. In addition, ABB has continued to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices in the power transformer business. With regard to one of the anti-trust matters, ABB received in December 2008 from the European Commission a Statement of Objections, which is a preliminary assessment of alleged anti-competitive practices.

In addition, ABB’s cables business is under investigation for alleged anti-competitive practices.

With respect to these matters, there could be adverse outcomes beyond our provisions.

Cost reductions

ABB announced in December 2008 a cost take-out plan to adjust the company’s cost base to rapidly changing market conditions and protect its profitability. The program aims to sustainably reduce ABB’s costs – comprising both cost of sales as well as general and administrative expenses – from 2008 levels by a total of $1.3 billion by the end of 2010. The savings are expected through ongoing initiatives, such as internal process improvements, low-cost sourcing, and further measures to adjust ABB’s global manufacturing and engineering footprint to shifts in customer demand.

The total cost of the program is estimated in excess of $600 million, of which more than $100 million was recorded in 2008. About $300 million is expected to be taken in 2009 and the remainder in 2010.

Summary of Q4 and full-year 2008 results

Orders received and revenues

ABB’s markets were strong through most of 2008 but demand began to weaken following the global financial crisis that developed during the third quarter. In the fourth quarter, this trend was reflected primarily by lower large orders (above $15 million) for major infrastructure and industrial developments compared to the same quarter in 2007. Base orders (below $15 million) were steady in the quarter.

In the power divisions, utilities in mature markets continued to invest in grid upgrades and equipment replacement to improve reliability. This improvement was offset by lower investments by both utilities and industrial customers, mainly in emerging markets, for new power infrastructure in response to the rapid decline in economic growth.

Orders for industrial automation products and systems decreased more quickly than for power-related technologies in the fourth quarter after a very strong first half of 2008. Orders for products used to increase efficiency, such as low-voltage drives, or for renewable energy applications were higher. However, reduced investments for new capacity in the commodities and marine sectors resulted in lower large orders. Continued weakness in the construction industry, as well as the rapid downturn in consumer-related sectors, such as automotive, further reduced automation-related orders.

Regionally, orders increased in the Americas in local currencies (unchanged in U.S. dollars) as continued investments in power grid improvements more than made up for flat to lower orders in automation. Orders were down in Europe as lower industrial and construction demand offset order increases related mainly to power generation. Orders in Asia were down in all divisions on a combination of lower industrial activity, project delays in power infrastructure and the comparison with the very high growth levels seen last year, especially in China and India. In the Middle East and Africa, orders were down in a mixed environment, with lower orders for large power infrastructure projects only partly offset by increases driven mainly by industrial investments.

Overall, large orders declined by 55 percent in the fourth quarter (local currencies: 49 percent) and represented 11 percent of total orders received compared to 19 percent in the same quarter of 2007. Base orders were slightly lower (down 10 percent in U.S. dollars and 2 percent in local currencies).

For the full year ending Dec. 31, 2008, orders rose 11 percent (local currencies: 7 percent) to $38.3 billion and were up in all divisions except Power Systems.

Local-currency revenues were higher in all divisions for the fourth quarter and full year. Revenues were supported in the fourth quarter by the strong order backlog, which ended the year at $23.8 billion, up 5 percent (local currencies: 14 percent) compared to the end of 2007. The order backlog decreased 12 percent in both U.S. dollar and local currency terms versus the end of the third quarter.

Earnings before interest and taxes

EBIT and EBIT margin in the fourth quarter were negatively impacted by previously-announced provisions of approximately $870 million. Of these, about $140 million were related to restructuring measures needed to adapt operations to weakening demand. The majority of the restructuring-related charges were recorded in the Robotics and Power Products divisions. The provisions also included approximately $100 million associated with an adjusted VAT payment and write-downs.

The negative impact on EBIT expected in the fourth quarter from the mark-to-market accounting treatment of hedging transactions was not material.

Finance expense, taxes and discontinued operations

Below the EBIT line, finance net in the fourth quarter was negatively affected by the accounting treatment of fair value movements on certain securities held at the end of the year. This temporary effect amounted to approximately $100 million, and will be fully reversed when the securities mature in the first quarter of 2009.

The benefit from recognition of deferred tax assets in the fourth quarter was partly offset by income tax provisions related to a pending tax dispute. The full year tax rate was 25 percent.

Discontinued operations results reflect the net accrual of the last two asbestos payments of $25 million each, which are due in 2010 and 2011 as ABB expects its EBIT margin to exceed 9 percent in 2009 and 9.5 percent in 2010.

Cash flow

Cash flow from operations in the fourth quarter amounted to $1.4 billion, roughly the same as a year earlier. Significant contributors to the development of cash flow in the quarter were the timing of customer payments on large projects, higher inventories in some short-cycle businesses, and the reduction in large orders with a subsequent decrease in customer advance payments. Included in fourth-quarter cash from operations is an outflow of $25 million paid as part of ABB’s asbestos agreement. For the full year, cash flow from operations increased to

$4 billion, reflecting higher earnings and improved net working capital management. Full-year cash flow from operations included asbestos-related payments of $100 million.

Free cash flow for the full year amounted to $2.9 billion compared to $2.4 billion in 2007. Free cash flow as a share of net income amounted to 93 percent, including the impact of provisions and tax costs. Free cash flow in 2008 also reflected a 59-percent increase in capital expenditures to $1.2 billion, supporting the strong backlog and the company’s global footprint initiatives. The share of capital expenditures in emerging economies increased to 43 percent in 2008 from 37 percent the year before.

Balance sheet

Net cash was $5.4 billion at the end of 2008, compared to net cash of $4.8 billion at the end of the third quarter and $5.4 billion at the end of 2007. The fourth-quarter increase mainly reflects the growth in cash from operating activities. Net cash compared to the end of the previous year was impacted by a shareholder dividend payment of about $1 billion, expenditures of approximately $650 million for acquisitions, and cash payments of about $620 million related to the ABB share repurchase program.

Gearing remained at low levels, decreasing to 17 percent at the end of December 2008 versus 19 percent a year earlier.

Acquisitions

ABB continued to focus its growth efforts primarily on organic opportunities in its existing markets, while making small acquisitions to close product or geographic gaps in its business portfolio. In the fourth quarter of 2008, ABB acquired Ber-Mac Electrical and Instrumentation Ltd, a Canadian supplier of industrial automation and field services to the oil and gas sector. The acquisition had no material impact on ABB’s fourth-quarter results.

Employment

ABB employed approximately 120,000 people at the end of December 2008, an increase of about 8,000 compared to the end of 2007.

Outlook for 2009

Visibility in ABB’s markets in 2009 remains limited because of significant uncertainty surrounding the key demand drivers for the company’s products and systems.

The need for power transmission infrastructure in all regions – both equipment replacement and new transmission projects – has not changed in recent quarters. However, the cost and scarcity of project funding have delayed many power investment decisions, and ABB is unable to forecast when the various government stimulus programs will have an impact and when the availability of funding will improve.

Demand in ABB’s industrial end markets depends to a large extent on GDP growth and capital spending, together with commodity prices. Our customers’ need to steadily improve efficiency and productivity to meet increasing competition also drives orders, along with demand in construction and in general industry.

Therefore, management’s priority for 2009 will be to ensure that the company has the flexibility to respond quickly to changing market conditions, taking advantage of its global footprint, strong balance sheet and leading technologies to improve its cost competitiveness while simultaneously tapping further opportunities for profitable growth.

ABB also confirms its previously published targets for the period 2007 to 2011.

Divisional performance

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	2,615	2,751	-5%	2%	13,627	11,320	20%	15%
Order backlog (end Dec.)	7,977	6,932	15%	24%
Revenues	3,208	2,910	10%	19%	11,890	9,777	22%	18%
EBIT	444	466	-5%		2,100	1,596	32%
as % of revenues	13.8%	16.0%			17.7%	16.3%
Cash flow from operations	578	635			1,575	1,279

Orders received remained steady in the fourth quarter versus the same period in 2007 as project delays and reductions in power utility spending in Asia and Europe were offset by increases in the Americas and the Middle East and Africa. Uncertainty in the lending environment contributed to project delays and the general global economic slowdown resulted in weakened industrial and construction-related demand. Many utilities, however, continued to invest in equipment replacement and grid upgrades. These trends were reflected in a decrease in distribution sector orders in the quarter that was offset by higher demand for transmission sector orders.

Regionally, orders grew in the Americas, led by North America, where orders increased by 17 percent (local currencies: 23 percent). The acquisition of Kuhlman Electric in the U.S. contributed 10 percentage points to this increase. Orders were also higher in the Middle East as investments continued in both power infrastructure and industrial development. Orders decreased in Asia, largely in response to the economic downturn, reduced industrial investments and the absence of a large order booked in China in the same period of the previous year. In Europe, project delays and some reductions in utility capital expenditures, primarily in eastern Europe, resulted in lower orders.

Revenues increased in all businesses in the quarter, reflecting higher volumes from the strong order backlog. Fourth-quarter EBIT was lower than a year earlier, mainly the result of the previously-announced provisions amounting to approximately $100 million associated with an adjusted VAT charge and related write-downs. EBIT also included restructuring charges of $35 million, of which $33 million was related to the transformer consolidation program announced in 2005. The total cost of the program, which has now been completed, amounted to approximately $240 million.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	1,456	1,902	-23%	-14%	7,408	7,744	-4%	-8%
Order backlog (end Dec.)	7,704	8,209	-6%	4%
Revenues	1,902	1,977	-4%	7%	6,912	5,832	19%	16%
EBIT	181	179	1%		592	489	21%
as % of revenues	9.5%	9.1%			8.6%	8.4%
Cash flow from operations	98	245			424	409

Orders declined in the fourth quarter on lower large orders, while the base business remained steady. Orders increased strongly in the U.S. as utilities continued to invest in grid upgrades. Western European utilities also increased spending in power generation-related systems, resulting in higher orders in Europe compared to the same quarter in 2007. Delays in large new infrastructure projects resulted in lower orders in Asia and the Middle East and Africa.

Revenues in the fourth quarter, which were down 4 percent in U.S. dollar terms but 7 percent higher in local currencies, were driven by the execution of projects in the order backlog. The EBIT margin was supported mainly by improved project execution.

The reduction in cash from operations reflects the timing of project payments and a lower level of customer advances as the result of fewer large orders.

Automation Products

			Change				Change
$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	2,094	2,360	-11%	-3%	10,872	9,314	17%	11%
Order backlog (end Dec.)	3,863	3,490	11%	18%
Revenues	2,484	2,396	4%	13%	10,250	8,644	19%	13%
EBIT	422	410	3%		1,908	1,477	29%
as % of revenues	17.0%	17.1%			18.6%	17.1%
Cash flow from operations	299	451			1,343	1,256

Fourth-quarter orders were down 11 percent in U.S. dollar terms and 3 percent in local currencies as demand weakened across most regions and industry segments. Orders for low-voltage drives, machines and low-voltage systems increased in the quarter, driven by energy-efficiency requirements in industry and demand from the renewable energy sector, mainly wind. Demand for standard industrial and building products declined, reflecting the general global economic downturn. Overall, orders were slightly lower in Europe and in the Middle East and Africa while the Americas increased. Orders in Asia were lower than the high levels in the fourth quarter of 2007, which included a large order in India.

Revenues increased in the quarter supported by higher volumes from execution of the order backlog. Service revenues grew significantly faster than total revenues. EBIT increased versus the same quarter in 2007 on the combination of higher revenues and continued operational improvements.

Lower cash from operations was the result of an increase in working capital, mainly due to higher inventories of standard products.

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	1,452	2,343	-38%	-30%	8,657	7,935	9%	4%
Order backlog (end. Dec.)	6,111	5,951	3%	12%
Revenues	2,088	1,939	8%	20%	7,815	6,420	22%	18%
EBIT	240	220	9%		926	683	36%
as % of revenues	11.5%	11.3%			11.8%	10.6%
Cash flow from operations	282	456			1,034	766

Orders decreased across most customer segments and regions in the fourth quarter due to a significant reduction in large orders compared to last year. Customer investments were delayed due to reduced commodity prices, limited access to project financing and increased uncertainty regarding future demand. The reduction in new investments was most pronounced in the mineral and metals sectors as customers were unable to obtain financing for their projects or commodity prices made investments in new production unattractive. Orders also declined in the marine business, reflecting uncertainty in the demand outlook related to oil prices as well as comparisons with record order levels in recent quarters. Service and turbocharger orders remained steady while orders were lower in oil and gas and pulp and paper.

Revenues increased strongly in the fourth quarter as the result of the execution of the large order backlog as well as strong revenues in both service and products, reflecting the less cyclical nature of those businesses. EBIT and EBIT margin increased versus the fourth quarter of 2007 on higher volumes and improved project execution.

Earnings were higher than a year ago but cash flow from operations was lower, mainly reflecting the timing of project payments.

Robotics

			Change				Change
$ millions unless otherwise indicated	Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	299	348	-14%	-10%	1,658	1,488	11%	5%
Order backlog (end Dec.)	545	529	3%	6%
Revenues	407	419	-3%	3%	1,642	1,407	17%	11%
EBIT	-73	25	n/a		9	79	-89%
as % of revenues	-17.9%	6.0%			0.5%	5.6%
Cash flow from operations	18	27			49	120

Orders declined in the fourth quarter as demand weakened in both the automotive and general industry sectors and across all regions, reflecting the general global economic downturn, especially in the shorter-cycle industries served by the Robotics division.

Revenues were down 3 percent in U.S. dollars and up 3 percent in local currencies on execution of the order backlog. EBIT and EBIT margin were down as the result of restructuring-related charges and asset write-downs of approximately $70 million for shifting manufacturing and engineering to low-cost emerging countries as well as adapting capacity to the rapid market downturn.

More information

The 2008 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 207 153 8942. From Sweden, the number is +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 592, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada), +44 207 107 0611 (from the U.K.), or +41 91 610 56 00 (the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 10268, followed by the # key.

Investor calendar 2009

Q1 2009 results	April 23, 2009
ABB Ltd Annual General Meeting	May 5, 2009
Q2 2009 results	July 23, 2009
Q3 2009 results	October 29, 2009

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Zurich, February 12, 2009
Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions,” “Outlook for 2009”, “Dividend,” “Compliance”, as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Appendix I

ABB fourth-quarter (Q4) and full-year 2008 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 08	Q4 07	US$	Local	2008	2007	US$	Local
Orders	Group	7’183	8’868	-19%	-11%	38’282	34’348	11%	7%
	Power Products	2’615	2’751	-5%	2%	13’627	11’320	20%	15%
	Power Systems	1’456	1’902	-23%	-14%	7’408	7’744	-4%	-8%
	Automation Products	2’094	2’360	-11%	-3%	10’872	9’314	17%	11%
	Process Automation	1’452	2’343	-38%	-30%	8’657	7’935	9%	4%
	Robotics	299	348	-14%	-10%	1’658	1’488	11%	5%
	Corporate and other	-733	-836			-3’940	-3’453
Revenues	Group	9’140	8’713	5%	15%	34’912	29’183	20%	16%
	Power Products	3’208	2’910	10%	19%	11’890	9’777	22%	18%
	Power Systems	1’902	1’977	-4%	7%	6’912	5’832	19%	16%
	Automation Products	2’484	2’396	4%	13%	10’250	8’644	19%	13%
	Process Automation	2’088	1’939	8%	20%	7’815	6’420	22%	18%
	Robotics	407	419	-3%	3%	1’642	1’407	17%	11%
	Corporate and other	-949	-928			-3’597	-2’897
EBIT	Group	459	1,145	-60%		4’552	4’023	13%
	Power Products	444	466	-5%		2’100	1’596	32%
	Power Systems	181	179	1%		592	489	21%
	Automation Products	422	410	3%		1’908	1’477	29%
	Process Automation	240	220	9%		926	683	36%
	Robotics	-73	25	n.a.		9	79	-89%
	Corporate and other	-755	-155	n.a.		-983	-301	n.a.
EBIT margin	Group	5.0%	13.1%			13.0%	13.8%
	Power Products	13.8%	16.0%			17.7%	16.3%
	Power Systems	9.5%	9.1%			8.6%	8.4%
	Automation Products	17.0%	17.1%			18.6%	17.1%
	Process Automation	11.5%	11.3%			11.8%	10.6%
	Robotics	-17.9%	6.0%			0.5%	5.6%

Appendix I (cont’d)

Q4 and full-year 2008 orders received and revenues by region

Q4 2008

	Orders received		Change		Revenues		Change
$ millions	Q4 08	Q4 07	US$	Local	Q4 08	Q4 07	US$	Local
Europe	2,887	3,506	-18%	-8%	3,872	3,840	1%	13%
Americas	1,722	1,734	-1%	9%	1,843	1,552	19%	29%
Asia	1,882	2,792	-33%	-29%	2,394	2,275	5%	12%
Middle East and Africa	692	836	-17%	-7%	1,031	1,046	-1%	8%
Group total	7,183	8,868	-19%	-11%	9,140	8,713	5%	15%

Full year 2008

	2008	2007	US$	Local	2008	2007	US$	Local
Europe	16,633	15,655	6%	-1%	15,815	13,322	19%	13%
Americas	7,235	6,013	20%	19%	6,428	5,247	23%	22%
Asia	10,242	9,186	11%	7%	8,967	7,480	20%	16%
Middle East and Africa	4,172	3,494	19%	17%	3,702	3,134	18%	16%
Group total	38,282	34,348	11%	7%	34,912	29,183	20%	16%

Appendix II — Notes

Taxes

Certain entities have deferred tax assets with a valuation allowance related to net operating loss carry-forwards and other items, primarily related to operations in the U.S. In the fourth quarter of 2008, recognition of some of these deferred tax assets met the more likely than not standard as outlined in the applicable accounting interpretation literature. Therefore, ABB recognized in North America deferred tax assets of $330 million in the fourth quarter. Furthermore, a corporate income tax charge of approximately $140 million  was recorded relating to a pending tax dispute. In addition, an expense of approximately $100 million was recorded due to the change in tax basis, because costs of previously disclosed investigations by U.S. and European authorities into suspect payments and alleged anti-competitive practices were not tax deductible.  As a result of these one time items, ABB’s effective tax rate for the full year 2008 was reduced to 24.8 percent.

Debt and equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. A total of 22.675 million shares were repurchased under the program up to the end of December 2008, at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in treasury stock in the consolidated balance sheet at December 31, 2008. Given the current market uncertainty, ABB is not actively pursuing new purchases under the CHF 2.2-billion share buyback program.

In July 2008, the bank holding call options (related to Management Incentive Plan launches during 2003 and 2004) which had been issued at fair value and with strike prices of CHF 7.00 and CHF 7.50, respectively, exercised a portion of the calls held. As a result, in the third quarter, approximately 6.8 million shares were issued and there was an increase in capital stock and additional paid-in capital of approximately $49 million.

Accounting pronouncements

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Financial Accounting Standard 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (FSP 132(R)-1). FSP 132(R)-1 amends Statement of Financial Accounting Standards No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP 132(R)-1shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP 132(R)-1are not required for earlier periods that are presented for comparative purposes.

In May 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) on APB 14-a Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).  The FSP requires the issuer to separately account for the liability and equity components of the convertible instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FSP requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement. As of December 31, 2008 and 2007, the Company does not have any debt instruments outstanding which contain the features outlined in this guidance.  However, in 2009, the Company will be required to implement the guidance on a retroactive basis to 2007 as it relates to the CHF 1 billion convertible bonds converted in 2007. The Company is currently assessing the impact on its 2007 Consolidated Financial Statements from the implementation of this FSP.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 and requires additional qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements. SFAS 161 will be effective for the Company in 2009. The statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption.

In February 2008, the Financial Accounting Standards Board issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 delays the effective date of SFAS 157 for certain items until January 1, 2009. The Company does not believe that FSP 157-2 will have a material impact on its Consolidated Financial Statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141(R)). Among other things, the statements change the accounting for transactions with noncontrolling interest holders, require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity and require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively upon adoption in 2009, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests. After adoption, noncontrolling interests of $612 and $592 million in 2008 and 2007, respectively, will be classified as a part of stockholders’ equity. Income attributable to noncontrolling interests of $260 million, and $244 million in 2008 and 2007, respectively, will be included in net income, although such income will continue to be deducted to calculate earnings per share.

Employee benefits funding

During 2008, ABB made contributions of $300 million to its pension plans and $16 million to its other postretirement plans.  These contributions included additional discretionary contributions of $18 million and $36 million made to the Company’s German and U.S. pension plans, respectively, during the fourth quarter of 2008.

Local currencies

The results of operations and financial position of many of ABB’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix III

Reconciliation of non-GAAP financial measures regarding fiscal year 2008

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	4,552
Revenues	34,912
EBIT margin (EBIT as % of revenues)	13.0%

Finance net
Interest and dividend income	315
Interest and other finance expense	(349)
Finance net	(34)

Free cash flow (FCF) and as a share of net income (cash conversion)
Net cash provided by operating activities	3,958
Changes in financing receivables	7
Purchases of property, plant and equipment and intangible assets	(1,171)
Proceeds from sales of property, plant and equipment	94
Free cash flow	2,888
Net income	3,118
Free cash flow as a share of net income	93%

Free cash flow as a share of net income

Free cash flow as a share of net income (also referred to as cash conversion ratio) is a financial measure that is calculated by dividing our FCF by our net income. Management believes FCF and the cash conversion ratio are measures that are helpful in analyzing the cash generated and it uses FCF as a share of net income as a performance target.

Net cash
Short-term debt and current maturities of long-term debt	(354)
Long-term debt	(2,009)
Total debt	(2,363)

Cash and equivalents	6,399
Marketable securities and short-term investments	1,407
Cash and marketable securities	7,806
Net cash	5,443

Net cash is a financial measure that is calculated as cash and equivalents plus marketable securities and short-term investments, less total debt.

Gearing

Total debt	2,363
Total stockholders’ equity	11,158
Minority interest	612
Gearing	17%

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used for the purpose of calculating net debt and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and considers both measures in evaluating possible financing transactions.

Appendix III (cont’d)

Return on capital employed (after tax)
= EBIT x (1-tax rate) / Capital employed

EBIT	4,552
Provision for taxes	1,119
Income from continuing operations before taxes and minority interest	4,518
Tax rate	25%

Capital employed
= fixed assets + net working capital
Property, plant and equipment, net	3,562
Goodwill	2,817
Other intangible assets, net	411
Investments in equity method companies	68
Fixed assets	6,858

Receivables, net	9,245
Inventories, net	5,306
Prepaid expenses	237
Accounts payable, trade	(4,451)
Billings in excess of sales	(1,224)
Accounts payable, other	(1,292)
Advances from customers	(2,014)
Accrued expenses	(1,569)
Net working capital	4,238
Capital employed	11,096

ROCE (after tax)	31%

Return on capital employed (ROCE) is a financial measure defined above that management believes is a useful performance measure to assess how efficiently we are using our capital. ABB has published a ROCE performance target for 2011.

ABB Ltd Consolidated Income Statements

	Year Ended		Three Months Ended
$ millions, except per share data (unaudited)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
Sales of products	29,705	24,816	7,779	7,384
Sales of services	5,207	4,367	1,361	1,329
Total revenues	34,912	29,183	9,140	8,713

Cost of products	(20,506)	(17,292)	(5,597)	(5,192)
Cost of services	(3,466)	(2,923)	(946)	(898)
Total cost of sales	(23,972)	(20,215)	(6,543)	(6,090)
Gross profit	10,940	8,968	2,597	2,623
Selling, general and administrative expenses	(5,822)	(4,975)	(1,502)	(1,446)
Other income (expense), net	(566)	30	(636)	(32)
Earnings before interest and taxes	4,552	4,023	459	1,145
Interest and dividend income	315	273	65	90
Interest and other finance expense	(349)	(286)	(210)	(62)
Income from continuing operations before taxes and minority interest	4,518	4,010	314	1,173
Provision for taxes	(1,119)	(595)	(5)	113
Minority interest	(260)	(244)	(76)	(87)
Income from continuing operations	3,139	3,171	233	1,199
Income (loss) from discontinued operations, net of tax	(21)	586	(20)	554
Net income	3,118	3,757	213	1,753

Basic earnings (loss) per share
Income from continuing operations	1.37	1.40	0.10	0.52
Income (loss) from discontinued operations, net of tax	(0.01)	0.26	(0.01)	0.24
Net income	1.36	1.66	0.09	0.76
Weighted average basic shares (in millions)	2,287	2,258	2,283	2,294

Diluted earnings (loss) per share
Income from continuing operations	1.37	1.38	0.10	0.52
Income (loss) from discontinued operations, net of tax	(0.01)	0.25	(0.01)	0.24
Net income	1.36	1.63	0.09	0.76
Weighted average dilutive shares (in millions)	2,296	2,308	2,285	2,311

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	Dec. 31, 2008	Dec. 31, 2007

Cash and equivalents	6,399	4,650
Marketable securities and short-term investments	1,407	3,460
Receivables, net	9,245	8,582
Inventories, net	5,306	4,863
Prepaid expenses	237	307
Deferred taxes	1,020	783
Other current assets	733	368
Assets held for sale and in discontinued operations	—	132
Total current assets	24,347	23,145

Financing receivables, net	445	487
Property, plant and equipment, net	3,562	3,246
Goodwill	2,817	2,421
Other intangible assets, net	411	270
Prepaid pension and other employee benefits	73	380
Investments in equity method companies	68	63
Deferred taxes	1,190	862
Other non-current assets	268	127
Total assets	33,181	31,001

Accounts payable, trade	4,451	4,167
Billings in excess of sales	1,224	829
Accounts payable, other	1,292	1,289
Short-term debt and current maturities of long-term debt	354	536
Advances from customers	2,014	2,045
Deferred taxes	528	371
Provisions for warranties	1,105	1,121
Provisions and other	3,467	2,322
Accrued expenses	1,569	1,737
Liabilities held for sale and in discontinued operations	—	62
Total current liabilities	16,004	14,479

Long-term debt	2,009	2,138
Pension and other employee benefits	1,071	631
Deferred taxes	425	407
Other liabilities	1,902	1,797
Total liabilities	21,411	19,452

Minority interest	612	592
Stockholders’ equity:
Capital stock and additional paid-in capital	4,695	5,634
Retained earnings	10,073	6,955
Accumulated other comprehensive loss	(2,710)	(1,330)
Less: Treasury stock, at cost (40,108,014 and 18,725,475 shares at December 31, 2008 and December 31, 2007)	(900)	(302)
Total stockholders’ equity	11,158	10,957
Total liabilities and stockholders’ equity	33,181	31,001

ABB Ltd Consolidated Statements of Cash Flows

	Year Ended		Three Months Ended
$ millions (unaudited)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
Operating activities
Net income	3,118	3,757	213	1,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	661	602	178	167
Pension and postretirement benefits	43	(61)	(3)	(43)
Deferred taxes	(199)	(351)	(421)	(408)
Net gain from sale of property, plant and equipment	(49)	(46)	(15)	(22)
Income from equity accounted companies	(15)	(55)	(3)	(5)
Minority interest	261	246	77	88
Loss (gain) on sale of discontinued operations	—	(541)	—	(541)
Other	232	132	168	24
Changes in operating assets and liabilities:
Trade receivables	(1,266)	(1,323)	(73)	(286)
Inventories	(800)	(551)	217	258
Trade payables	522	530	121	108
Billings in excess of sales	539	374	105	243
Provisions, net	677	(362)	814	(166)
Advances from customers	130	411	(219)	63
Other assets and liabilities, net	104	292	236	236
Net cash provided by operating activities	3,958	3,054	1,395	1,469

Investing activities
Changes in financing receivables	7	56	8	(1)
Purchases of marketable securities (other than trading) and short-term investments	(3,626)	(10,115)	(796)	(2,843)
Purchases of property, plant and equipment and intangible assets	(1,171)	(756)	(435)	(288)
Acquisition of businesses (net of cash acquired)	(653)	(54)	(101)	(10)
Proceeds from sales of marketable securities (other than trading) and short-term investments	5,417	7,361	1,141	678
Proceeds from sales of property, plant and equipment	94	75	49	31
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	46	1,142	—	790
Net cash provided by (used in) investing activities	114	(2,291)	(134)	(1,643)

Financing activities
Net changes in debt with maturities of 90 days or less	(10)	(19)	(42)	(15)
Increase in debt	458	210	135	64
Repayment of debt	(786)	(247)	(145)	(80)
Issuance of shares	49	241	—	88
Purchase of treasury shares	(621)	(199)	(15)	—
Dividends paid	(1,060)	(449)	—	—
Dividends paid to minority shareholders	(152)	(117)	(3)	1
Other	3	(45)	(60)	(17)
Net cash provided by (used in) financing activities	(2,119)	(625)	(130)	41

Effects of exchange rate changes on cash and equivalents	(230)	275	(79)	76
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	39	—	54
Net change in cash and equivalents - continuing operations	1,749	452	1,052	(3)

Cash and equivalents beginning of period	4,650	4,198	5,347	4,653
Cash and equivalents end of period	6,399	4,650	6,399	4,650

Supplementary disclosure of cash flow information
Interest paid	244	246	70	70
Taxes paid	1,065	780	272	152
Carrying value of debt and accrued interest converted into capital stock	—	843	—	—

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	4,514	3,647	(1,462)	(2)	(629)	74	(2,019)	(104)	6,038
Comprehensive income:
Net income	—	3,757	—	—	—	—	—	—	3,757
Foreign currency translation adjustments	—	—	505	—	—	—	505	—	505
Foreign currency translation adjustments related to divestments of businesses	—	—	51	—	—	—	51	—	51
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	9	—	—	9	—	9
Unrecognized income related to pensions and other postretirement plans, net of tax	—	—	—	—	59	—	59	—	59
Adjustments related to pensions and other postretirement plans allocated to divestments of businesses, net of tax	—	—	—	—	84	—	84	—	84
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(19)	(19)	—	(19)
Total comprehensive income									4,446
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Dividends paid	—	(449)	—	—	—	—	—	—	(449)
Conversion of convertible bonds	830	—	—	—	—	—	—	—	830
Issuance of shares	241	—	—	—	—	—	—	—	241
Share-based payment arrangements	45	—	—	—	—	—	—	—	45
Call options	5	—	—	—	—	—	—	—	5
Balance at December 31, 2007	5,634	6,955	(906)	7	(486)	55	(1,330)	(302)	10,957

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2008	5,634	6,955	(906)	7	(486)	55	(1,330)	(302)	10,957
Comprehensive income:
Net income	—	3,118	—	—	—	—	—	—	3,118
Foreign currency translation adjustments	—	—	(754)	—	—	—	(754)	—	(754)
Foreign currency translation adjustments related to divestments of businesses	—	—	6	—	—	—	6	—	6
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	76	—	—	76	—	76
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax	—	—	—	—	(492)	—	(492)	—	(492)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(216)	(216)	—	(216)
Total comprehensive income									1,738
Dividends paid in the form of nominal value reduction	(1,060)	—	—	—	—	—	—	—	(1,060)
Treasury share transactions	(21)	—	—	—	—	—	—	21	—
Shares repurchased under buyback program	—	—	—	—	—	—	—	(619)	(619)
Issuance of shares	49	—	—	—	—	—	—	—	49
Share-based payment arrangements	63	—	—	—	—	—	—	—	63
Call options	30	—	—	—	—	—	—	—	30
Balance at December 31, 2008	4,695	10,073	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158

October - December 2008 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Peter Leupp	24.10.2008	Shares	1,537		CHF 11.72
Peter Leupp	24.10.2008	Shares	963		CHF 11.71
Diane de Saint Victor	24.10.2008	Shares	2,500		CHF 13.00
Hans-Ulrich Märki	28.10.2008	Shares	10,000		CHF 11.90
Veli-Matti Reinikkala	3.11.2008	Shares	5,000		USD 12.90
Veli-Matti Reinikkala	3.11.2008	Shares	1,200		USD 12.99
Veli-Matti Reinikkala	3.11.2008	Shares	5,000		USD 12.95
Hubertus von Grünberg *	14.11.2008	Shares	10,139		CHF 20.72
Jacob Wallenberg *	14.11.2008	Shares	2,514		CHF 20.72
Hans-Ulrich Märki *	14.11.2008	Shares	9,204		CHF 20.72
Roger Agnelli *	14.11.2008	Shares	2,514		CHF 20.72
Michel de Rosen *	14.11.2008	Shares	2,514		CHF 20.72
Bernd W. Voss *	14.11.2008	Shares	3,387		CHF 20.72
Michael Treschow *	14.11.2008	Shares	2,543		CHF 20.72
Louis R. Hughes *	14.11.2008	Shares	2,514		CHF 20.72

Key:

*             Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 13, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel